File No.:1-14161


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   Form U-3A-2



   Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
          Provisions of the Public Utility Holding Company Act of 1935


                  KEYSPAN CORPORATION D/B/A KEYSPAN ENERGY AND
                           KEYSPAN ENERGY CORPORATION


hereby file with the Securities and Exchange Commission, pursuant to Rule 2, a joint statement claiming exemptions as holding companies from the provisions of the Public Utility Holding Company Act of 1935, (the "Act") and submit the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than an exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.


         The first claimant, KeySpan Corporation d/b/a KeySpan Energy ("KeySpan Energy") is a New York corporation organized in 1998, and has its principal executive offices at One MetroTech Center, Brooklyn, New York 11201 and 175 East Old Country Road, Hicksville, New York 11801. KeySpan Energy is the parent company of KeySpan Energy Corporation ("KEC"), the second claimant, which is also a holding company claiming exemption under the Public Utility Holding Act of 1935. KeySpan Energy's principal business involves providing a range of energy-related services through its operations and investments in utility and non-utility subsidiaries.

         The claimant, KEC is a New York corporation organized in 1996 and has its principal executive offices at One MetroTech Center, Brooklyn, New York 11201. Claimant is a holding company for its principal subsidiary, The Brooklyn Union Gas Company ("Brooklyn Union") and for a variety of energy-related businesses which are conducted through its non-utility subsidiaries.

         Collectively, KeySpan Energy and KEC are the claimants.

         The claimants principal, wholly and majority-owned subsidiaries, which are directly or indirectly owned, are as follows:

Brooklyn Union, a New York corporation, is a utility subsidiary and distributes natural gas in the New York City Boroughs of Brooklyn, Staten Island and Queens. Brooklyn Union's offices are primarily based in Brooklyn, New York. Brooklyn Union is a direct subsidiary of KEC and an indirect subsidiary of KeySpan Energy.

KeySpan Gas East Corporation d/b/a Brooklyn Union of Long Island ("BULI"), a New York corporation, is a utility subsidiary and distributes natural gas in New York State to Nassau and Suffolk counties and the Rockaway Peninsula in Queens County. BULI's main office is located in Hicksville, New York. BULI is a direct subsidiary of KeySpan Energy.

KeySpan Generation LLC ("KeySpan Generation"), a New York limited liability company, generates electricity for the Long Island Power Authority ("LIPA") under a 15-year Power Supply Agreement. LIPA then sells the electricity to more than one million electric customers in Nassau and Suffolk counties and the Rockaway Peninsula of Queens County. KeySpan Generation's main office is located in Hicksville, New York. It is a direct subsidiary of KeySpan Energy.

Active Conditioning Corp. ("Active"), a New Jersey corporation, has an office in Edison, New Jersey and is a heating, ventilating and air-conditioning contractor which provides services to residential and small commercial customers. Active is an indirect subsidiary of KeySpan Energy.

Delta KeySpan, Inc. ("Delta"), a Delaware corporation, has an office in Warwick, Rhode Island and is a heating, ventilating and air conditioning contractor. Delta is an indirect subsidiary of KeySpan Energy.

Fritze KeySpan, LLC ("Fritze"), a Delaware limited liability company, is headquartered in Whippany, New Jersey, and designs, builds, installs and services heating, ventilating, and air-conditioning systems for commercial and residential customers in North and Central New Jersey. Fritze is an indirect subsidiary of KeySpan Energy.

GEI Timna Inc., a Delaware corporation, has an office in Brooklyn, New York and was established to develop an Israeli power project. GEI Timna is inactive and owns no assets. It is currently in the process of winding up its business and will be dissolved as soon as practicable. GEI Timna is an indirect subsidiary of both KeySpan Energy and KEC.

GEI Development Corp. ("GEI"), a Delaware corporation, has an office in Brooklyn, New York, and is the successor company to, and holds the outstanding obligations of, Gas Energy Inc. and Gas Energy Cogeneration, Inc. which were sold to Calpine Corporation in December 1997. GEI is a direct subsidiary of KEC and an indirect subsidiary of KeySpan Energy..

GTM Energy, LLC, a Delaware limited liability company, is engaged in the development of power generation projects in New York City. GTM Energy, LLC has offices in Brooklyn and New York City, New York and is an indirect subsidiary of both KeySpan Energy and KEC.

GMS Facilities Limited ("GMSFL"), is a corporation organized under the laws of Alberta, Canada, that is engaged in the midstream business in Western Canada. It holds an interest in the Chevron Fort Saschatachewan gas processing facility, and the Rimbey Pipeline located in Western Canada. GMSFL's office is located in Calgary, Canada. It is an indirect subsidiary of both KeySpan Energy and KEC.

Gulf Midstream Services Limited ("GMSL") is a corporation organized under the laws of Alberta, Canada with an office in Calgary, Canada. It is the managing partner of Gulf Midstream Services Partnership and has a management agreement to operate facilities on behalf of Gulf Midstream Services Partnership and GMS Facilities Limited. GMSL is an indirect subsidiary of both KeySpan Energy and KEC.

Gulf Midstream Services Partnership (GMSP") is a partnership, organized under the laws of Alberta, Canada, that is engaged in the midstream business in Western Canada. It holds interests in 12 natural gas processing plants and associated gathering systems and is also involved in natural gas fractionation, storage, transportation and marketing. It's office is based in Calgary, Canada. GMSP is an indirect subsidiary of both KeySpan Energy and KEC.

Honeoye Storage Corporation ("Honeoye"), a New York corporation owns a gas storage facility in Ontario County, New York. This underground gas storage facility consists of 28 injection/withdrawal wells, 12 observation wells, 19 miles of field gathering lines, compressor units totaling 2700 horsepower and
10.5 miles of transmission pipeline connecting the facilities to the Tennessee Gas Pipeline transmission system. Honeoye provides up to 48.0 Billion Cubic Feet ("BCF") of storage service to New York and New England area gas distribution companies. Honeoye also maintains a 18.6% interest in Adrian Gas Storage, which owns a gas storage facility in Steuben, New York. KeySpan Energy owns approximately 52% of the outstanding common stock of Honeoye. Honeoye is an indirect subsidiary of both KeySpan Energy and KEC.



Island Energy Services Company, Inc. ("Island"), a New York corporation, located in Hicksville, New York, is an inactive company which has no assets. Island is a direct subsidiary of KeySpan Energy.

KeySpan C.I., Limited. ("KeySpan CI"), a Cayman Island corporation, is a holding company for investments in Phoenix Natural Gas Limited ("Phoenix"), a natural gas distribution system, and Premier Transco Limited ("Premier"), a natural gas pipeline company, both in Northern Ireland.1 It has an office in Brooklyn, New York. KeySpan CI is an indirect subsidiary of both KeySpan Energy and KEC.

KeySpan C.I.II, Limited ("KeySpan CI II"), a Cayman Island corporation, is a holding company for investment in Grupo KeySpan S. de R.L. de C. V. ("Grupo"). It has an office in Brooklyn, New York. KeySpan CI II is an indirect subsidiary of both KeySpan Energy and KEC.

KeySpan Communications Corp., ("KCC") a New York corporation, with offices in Long Island, New York, builds, operates and maintains a high-speed fiber optic network throughout Long Island and New York City. Currently, the fiber optic network serves several carriers under long and short-term leases. The fiber optic network also serves the telecommunication needs of KeySpan Energy and its subsidiaries. KCC is a direct subsidiary of KeySpan Energy.

KeySpan Corporate Services LLC ("Corp Services"), a New York limited liability company, provides corporate administrative services including financial, legal and tax services to KeySpan Energy and its various subsidiaries and affiliates. Corp Services has offices in Brooklyn and Hicksville, New York. It is a direct subsidiary of KeySpan Energy.

KeySpan Cross Bay, LLC ("KeySpan Cross Bay"), a Delaware limited liability company, owns a 25% interest in the Cross Bay Pipeline, LLC, a Delaware limited liability company, that is developing an interstate pipeline to transport gas from two existing interstate pipelines located in New Jersey to New York City and Long Island. It has an office in Brooklyn, New York. KeySpan Cross Bay is


--------
         1KeySpan C.I. directly holds a 24.5% interest in Premier and a 25.5% indirect interest in Premier through its wholly-owned subsidiary KeySpan U.K. Limited ("KeySpan UK"), a corporation organized under the laws of the United Kingdom.

an indirect subsidiary of both KeySpan Energy and KEC.

KeySpan Electric Services LLC ("KeySpan Electric"), a New York limited liability company, provides day-to-day operation and maintenance services for the facilities owned by the Long Island Lighting Company d/b/a LIPA, subject to LIPA's overall direction.2 KeySpan Electric has an office in Hicksville, New York. It is a direct subsidiary of KeySpan Energy.

KeySpan Energy Canada Limited ("KeySpan Canada"), a Canadian corporation, with an office in Brooklyn, New York, owns an interest in the Taylor Gas Liquids Partnership ("Taylor"). Taylor owns an interest in the Younger NGL Extraction Plant (the "Younger Plant") in Western Canada which is a natural gas liquids and extraction facility. KeySpan Canada is an indirect subsidiary of both KeySpan Energy and KEC.

KeySpan Energy Construction, LLC ("KeySpan Construction"), a New York limited liability company, provides a full range of field services to electric utilities and performs general contracting services. KeySpan Construction is based in Long Island, New York. It is a direct subsidiary of KeySpan Energy.

KeySpan Energy Development Corporation ("KEDC"), a Delaware corporation, based in Brooklyn, New York, is a development company and a holding company for companies, engaged in international and domestic non-utility activities. KEDC's primary activities, both directly and through its subsidiaries, are development, ownership, and operation of market area natural gas pipelines and storage facilities located in the United States. KEDC invests in companies which develop, own, and or operate non-utility generation plants, gas processing plants and gathering systems, liquid natural gas processing facilities, foreign utility companies under Section 33 of the Public Utility Holding company Act of 1935, natural gas pipelines, and oil fields located in certain areas of Europe, Canada, or Latin America. KEDC is a direct subsidiary of KEC and an indirect subsidiary of KeySpan Energy.

KeySpan Energy Management Inc., a Delaware corporation, is based in Jericho, Long Island. It designs and operates energy systems of large-scale residential and commercial facilities, and provides energy-related services to clients in the New York metropolitan area. KeySpan Energy Management Inc. is an indirect subsidiary of KeySpan Energy.


-------- 2 KeySpan Electric Services LLC is not an electric utility company under PUHCA. SEE BL HOLDING CORP., Holding Co. Act Release No. 26875 at 5 fn. 8 (May 15, 1998).

KeySpan Energy Services, Inc., a Delaware corporation, with offices in College Point, New York, buys and sells gas, and provides related services to individual, commercial and industrial customers in the Northeastern United States. It also sells electricity to a limited number of retail customers. KeySpan Energy Services, Inc. is an indirect subsidiary of KeySpan Energy.

KeySpan Energy Solutions, LLC, a Delaware limited liability company, with offices in College Point, New York, provides service and maintenance for heating equipment, water heaters, central air conditioners and gas appliances. It also offers safety products and services to gas consumers. KeySpan Energy Solutions, LLC is an indirect subsidiary of KeySpan Energy.

KeySpan Energy Supply, LLC, a Delaware limited liability company, with offices in College Point, New York, is engaged in energy marketing and brokering activities. It purcahses gas and electric as agent for customers of KeySpan Energy Services, Inc. and KeySpan Energy Management, Inc. It also purcahses fuel for KeySpan Ravenswood Services, Corp. ("KRS"). KeySpan Energy Supply, LLC is a direct subsidiary of KeySpan Energy.

KeySpan Energy Trading Services LLC ("KETS"), a New York limited liability company, with offices in Hicksville, New York, is a broker responsible for all energy supply trading on behalf of LIPA, Brooklyn Union and BULI. The services provided by KETS include energy supply portfolio management, risk management, and associated administration and billing. On behalf of LIPA, KETS is responsible for (a) the purchase from third parties of additional capacity and energy that LIPA needs to serve its customers, and (b) the off-system sale of LIPA's energy which it does not require to meet the needs of its system customers. KETS is a direct subsidiary of KeySpan Energy.

KeySpan Engineering Associates, Inc., a New York corporation, with offices in Jericho, New York, is a professional engineering corporation that provides engineering services to its clients. It is a wholly-owned subsidiary of KeySpan Energy Management, Inc. KeySpan Engineering Associates, Inc. is an indirect subsidiary of KeySpan Energy.

KeySpan Exploration and Production, LLC, a Delaware limited liability company, is a gas exploration and development company is engaged in a joint venture with The Houston Exploration Company, to explore and develop offshore leases in the Gulf of Mexico. KeySpan Exploration and Production, LLC has an office in Brooklyn, New York. It is a direct subsidiary of KeySpan Energy.

KeySpan International Corporation, a Delaware corporation, is involved in gas distribution and cogeneration activities in selected developing gas markets in

Europe and Latin America through its investments in KeySpan UK, Premier and Phoenix. It has offices in Brooklyn, New York. KeySpan International Corporation is an indirect subsidiary of both KeySpan Energy and KEC.

KeySpan Midstream, LLC, a Delaware limited liability company, wholly-owned by KEDC, is the holding company for KeySpan CI Midstream Limited ("KeySpan CI"). KeySpan Midstream, LLC is an indirect subsidiary of both KeySpan Energy and KEC.

KeySpan CI, a Cayman Island corporation, is the sole shareholder of KeySpan Luxembourg Ltd. ("KS Luxembourg"). It has offices in Brooklyn, New York. KeySpan CI is an indirect subsidiary of both KeySpan Energy and KEC.

KS Luxembourg, a Luxembourg corporation, is a wholly owned holding company for the claimants interests in Nicodama Beheer V.B.V ("Nicodama") and KeySpan Midstream Finance Co. It has offices in Brooklyn, New York. KS Luxembourg is an indirect subsidiary of both KeySpan Energy and KEC.

Nicodama is a company organized under the laws of the Netherlands. It holds part of the claimants interest in KeySpan Energy Development Co. ("KeySpan Nova Scotia"). Nicodama is an indirect subsidiary of both KeySpan Energy and KEC.

KeySpan Nova Scotia, is a limited liability company incorporated under the laws of Nova Scotia, Canada, and holds a 100% interest in KeySpan Energy Canada. It also holds an approximate 50% interest in each of GMS Facilities Limited, Gulf Midstream Services Limited and Gulf Midstream Services Partnership. KeySpan Nova Scotia has an office in Brooklyn, New York. It is an indirect subsidiary of both KeySpan Energy and KEC.

KeySpan Natural Fuels, LLC, a Delaware limited liability company, with an office in Brooklyn, New York, owns Section 29 oil and gas properties in West Virginia, operated by The Houston Exploration Company. KeySpan Natural Fuels, LLC is a direct subsidiary of KEC and an indirect subsidiary of KeySpan Energy.

KeySpan North East Ventures Inc. ("KeySpan North East"), a Delaware corporation, is a holding company for KeySpan Energy's interest in Northeast Gas Markets LLC. KeySpan North East has an office in Brooklyn, New York and is a direct subsidiary of KEC and an indirect subsidiary of KeySpan Energy.

KeySpan Operating Services, LLC, a New York limited liability company, is the holding company for KeySpan Energy's interest in KeySpan Energy Construction,






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LLC.  KeySpan Operating Services, LLC  has an office in Hicksville, New York and is a direct subsidiary of KeySpan Energy.

KeySpan Plumbing Solutions, Inc., a New York corporation, with an office in College Point, New York is a wholly-owned subsidiary of KeySpan Energy Solutions, LLC. It provides plumbing and maintenance services to customers in the New York metropolitan area. KeySpan Plumbing Solutions, Inc. is an indirect subsidiary of KeySpan Energy.

KRS, a New York corporation, with offices in both Long Island City and Brooklyn, New York. KRS is primarily engaged in providing day-to-day operation and maintenance services to KeySpan-Ravenswood, Inc. ("KeySpan- Ravenswood"), an EWG. KRS is subject to KeySpan-Ravenswood's overall direction and control. It also provides small amounts of oil to The Consolidated Edison Company of New York, Inc. ("Con Edison"), and provides day-to-day operation and maintenance services to Con Edison for its steam plant located the Ravenswood Facility. KRS does not own any electric or steam facilities. KRS is a direct subsidiary of KeySpan Energy.

KeySpan Services, Inc., a Delaware corporation, is a holding company of several wholly-owned, direct subsidiaries which are engaged in: the ownership of telecommunication equipment; the design and development of energy plants for large industrial and institutional customers; the installation and maintenance of heating and central air-conditioning systems; providing a wide range of appliances services for residential customers and small business customers;
providing plumbing and engineering services; and marketing gas and retail electricity. KeySpan Services Inc. has an office in Brooklyn, New York and is a direct subsidiary of KeySpan Energy.

KeySpan Technologies Inc., a New York corporation, with offices in Brooklyn and Hicksville, New York. It conducts market tests and assesses the business viability of pre-commercial technologies, such as fuel cells, distributed generation, and develops market partnerships and alliances with developers to optimize the value of these technologies. KeySpan Technologies Inc. is a direct subsidiary of KeySpan Energy.

KeySpan Utility Services LLC, a New York limited liability company, provides the following services to LIPA and various KeySpan subsidiaries, including Brooklyn Union and KeySpan Gas East: gas and electric transmission and distribution system planning; marketing services; procurement of goods and services; research and development services; meter repair operations; and corporate administrative services. KeySpan Utility Services LLC is based in Hicksville, New York and a direct subsidiary of KeySpan Energy.

LILCO Energy Systems, Inc., a New York corporation, has a 1% equity interest in the Iroquois Gas Transmission System, L.P., a FERC regulated general partnership engaged in the operation of the Iroquois Pipeline which transports natural gas from Canada to the Northeast United States. LILCO Energy Systems, Inc.'s main office is Hicksville, New York. It is a direct subsidiary of KeySpan Energy.

Marquez Development Corp. ("Marquez"), a New York corporation, owns a non-active uranium mill and mine in New Mexico. Marquez's main office is Hicksville, New York. Marquez is a direct subsidiary of KeySpan Energy.

North East Transmission Co., Inc. ("NETCO"), a Delaware corporation, has a 18.4% equity interest in Iroquois Transmissions System, L.P., a FERC regulated general partnership engaged in the operation of the Iroquois Pipeline, which
transports natural gas from Canada to the Northeast United States.     NETCO is
based in Brooklyn, New York and is an indirect subsidiary of both KeySpan Energy and KEC.

Northeast Gas Markets, LLC ("NEGM"), a Delaware limited liability company, provides natural gas procurement, management and marketing services, project development support, and consulting services to clients in the Northeastern United States. NEGM is an indirect subsidiary of both KeySpan Energy and KEC.

R.D. Mortman LLC, a New York limited liability company, with offices in South Hackensack, New Jersey provides oil burner/boiler service and installations. R.D. Mortman LLC is an indirect subsidiary of KeySpan Energy.

Solex Production, Limited ("Solex"), a Canadian corporation, owns and is developing the Nipisi oil field located in Western Canada. Solex has an office in Calgary, Canada and is an indirect subsidiary of both KeySpan Energy and KEC.

The Houston Exploration Company, a Delaware corporation, with offices based in Houston, Texas, is engaged in the exploration, development, and acquisition of domestic natural gas and oil properties. The company has offshore properties in the Gulf of Mexico, and onshore properties in South Texas, the Arkoma Basin, East Texas and West Virginia. KeySpan Energy owns approximately 64% of the outstanding stock of The Houston Exploration Company, which stock is traded on the New York Stock Exchange under the symbol THX. The Houston Exploration Company is an indirect subsidiary of both KeySpan Energy and KEC.

THEC Holdings Corp. ("THEC"), a Delaware corporation, is the parent company for KeySpan Energy's interest in The Houston Exploration Company. THEC has offices in Brooklyn, New York and is a direct subsidiary of KEC and an indirect subsidiary KeySpan Energy.


 2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         (a)      Description of properties of claimants:

                  KeySpan Energy and KEC have no properties that are used for the generation, production, transmission and distribution of electric energy or manufactured or natural gas.

         (b) Description of properties of claimant's public utility company subsidiary:

                  Brooklyn Union, KEC's wholly-owned subsidiary public utility company's properties consist primarily of natural gas distribution systems and related facilities and local offices serving the New York City Boroughs of Brooklyn, Staten Island and Queens. As of December 31, 1999, Brooklyn Union had approximately 3,909 miles of gas main and 1,600,000 Mcf. of liquefied natural gas storage capacity.

                  BULI, KeySpan Energy's wholly-owned subsidiary public utility company's properties consist primarily of natural gas distribution systems and related facilities and local offices in New York State that serves Nassau and Suffolk Counties and the Rockaway peninsula in Queens County in the State of New York. As of December 31, 1999, BULI had approximately 6,491 miles of gas main and 600,000 Mcf. of liquefied natural gas storage capacity.

                  KeySpan Generation, KeySpan Energy's wholly-owned electric public utility company's properties consist of oil and gas-fired generating facilities located on Long Island and the delivery of power generated by these facilities to LIPA. As of December 31, 1999 the company owned and operated 53 electric generation facilities throughout Long Island.


3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                           Claimant                          Subsidiary
                           --------                          ----------
                       KeySpan Energy                      Brooklyn Union

                           None                            162,181,000 dth
                                                        $1,103,749,000

                           KEC                                 BULI

                           None                         78,794,184  dth
                                                        $572,393,790

                                                        KeySpan Generation

                                                        18,878,780,000 kwh
                                                        $303,161,000

(b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each company is organized.

                  KeySpan Energy                            Brooklyn Union
                           None                                       None
                           KEC                                        BULI
                           None                                       None
                                                            KeySpan Generation
                                                                       None

(c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the State line.

                  KeySpan Energy                                 Brooklyn Union

                       None                                            None

                       KEC                                             BULI

                       None                                      9,587,338 dth
                                                                  $20,676,979

                                                              KeySpan Generation

                                                               37,044,000  kwh
                                                               $2,901,571

(d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

               KeySpan Energy                                  Brooklyn Union
                   None                                        180,293,982  dth
                                                               $416,864,845

                    KEC                                             BULI
                    None                                        80,375,913  dth
                                                                $186,492,641

                                                             KeySpan Generation
                                                              142,336,000  kwh
                                                              $3,781,581

Note: The information for the gas utilities was reported in dth because it was not available in mcf.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         KeySpan-Ravenswood, a New York corporation, has its office at One MetroTech Center, Brooklyn, NY 11021, it is an EWG pursuant to Section 32 of the Act. It owns and/or leases and operates an approximate 2,168 megawatt electric generating facility located in Queens, New York ("the Ravenswood Facility"), and sells energy and capacity at wholesale in the New York market.

         Phoenix was organized in the United Kingdom and has its office at 19 Clarendon Road, Clarendon Dock, Belfast, BT13BG. Phoenix is a natural gas distribution company in Northern Ireland which has claimed foreign utility company status under Section 33(a) of the Public Utility Holding Company Act of 1935.

         Premier was organized in the United Kingdom, and has its office at 100 Thames Valley Park Drive, Reading, Berkshire, England. Premier transports natural gas through a 24-inch pipeline from southwest Scotland, under the Irish Sea, to Northern Ireland which has claimed foreign utility company status under Section 33(a) of the Public Utility Holding Company Act of 1935.

     FINSA Energeticos, S. de R.L. de C.V., ("FINSA") a Mexican company, has its office at Paso de la Reform Num. 300, Paso 14 Col. Juarez,
     Mexico City, Mexico. It claimed foreign utility company status under
     Section 33(a) of the Public Utility Holding Act of 1935, and is involved in the development of generation and pipeline projects in Mexico.

        Grupo KeySpan, S. de R.L. de C. V., a Mexican company, has its office at Paso De Los Tamarinds No. 400A, Paso 20, Col. Basques De Las Lamas, 05120Mexico, D.F. It claimed foreign utility company status under
         Section 33(a) of the Public Utility Holding Act of 1935, and is the holding company for KeySpan Energy's 50% interest in FINSA.

(b) Name of each company that holds an interest in such EWG or foreign utility company; and description of the interest held.

         KeySpan  Ravenswood  is a direct  wholly-owned  subsidiary  of  KeySpan
         Energy.

         The ownership structure of Phoenix and Premier are as follows: KeySpan CI directly owns 24.5% of Phoenix's voting stock and 24.5% of Premier's voting stock. It also directly owns all of the common stock of KeySpan UK, which owns an additional 25.5% of Premier's voting stock

         The ownership structure of Grupo and FINSA are as follows: KeySpan International Corporation owns a 100% interest in KeySpan CI, and a .1% interest in Grupo. KeySpan CI II owns a 99.9% interest in Grupo. Grupo owns a 50% voting interest in FINSA.

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

         The total amount of capital invested in KeySpan Ravenswood is $207,549,000 and the type of investment is common stock. KeySpan Energy has guaranteed KeySpan Ravenswood's performance under the approximately $425 million dollar lease for the Ravenswood Facility with LIC Funding Limited Partnership. KeySpan-Ravenswood holds no debt for which there is recourse directly or indirectly to KeySpan Energy.

         The total amount of capital invested in Phoenix is $46,099,000 and the type of investment is common stock. Phoenix holds no debt for which there is recourse directly or indirectly to either KeySpan Energy or KEC.

         The total amount of capital invested in Premier is $65,652,000 and the type of investment is common stock. Premier holds no debt for which there is recourse directly or indirectly to either KeySpan Energy or KEC.

         The equity investment in FINSA paid through Grupo is $907,000, and the debt is $1,295,000. There is no guarantee by to either KeySpan Energy or KEC of any obligations of FINSA or Grupo, nor is there any recourse from any obligations of FINSA or Grupo.

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         For the period ending December 31, 1999, KeySpan Ravenswood had net earning of $47,394,000 and total capital of $254,943,000 comprised of common stock of $207,549,000 and accumulated earnings of $47,394,000.

         For the period ending December 31, 1999, Phoenix had a net loss of $12,162,498 and had total capital in the amount of $125,715,757, comprised of common stock of $166,816,818 and accumulated losses of $41,101,061.

         For the period ending December 31, 1999, Premier had net earnings of $10,360,087 and a capital structure of $97,050,000 of long term debt and common equity of $31,974,740. The common equity is comprised of common stock of $24,057,077 and accumulated earnings of $7,917,662.

         For the period ending September 30, 1999, Grupo KeySpan's share of FINSA's net earnings was $ $388,712. Grupo's only asset is its interest in FINSA. FINSA has common equity of $2,702,849 which is comprised of common stock of $3,468,583 and an accumulated deficit of $765,733.

(e) Identify any service, sales or construction contract (s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                            None

                                    EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The following financial statements of claimant and its subsidiary companies are attached hereto as Exhibit A

Condensed Consolidating Income Statements (Unaudited) for KeySpan Corporation d/b/a KeySpan Energy and KeySpan Energy Corporation for calendar year Ending December 31, 1999

Condensed Consolidating Earnings Reinvested Statements (Unaudited) for KeySpan Corporation d/b/a KeySpan Energy and KeySpan Energy Corporation for the calendar year Ending December 31, 1999

Condensed Consolidating Balance Sheet (Unaudited) for KeySpan
Corporation d/b/a KeySpan Energy and KeySpan Energy
Corporation as of December 31, 1999

       KeySpan Corporation
       D/B/A KeySpan Energy
       Consolidating Balance Sheet
       December 31, 1999

       (In Thousands of Dollars)

                                                                    KeySpan                                       KeySpan
                                                     Keyspan         Energy         Ravenswood     Ravenswood     Utility
                                                   Corporation    Corporation      Service Co.         INC      Services LLC
                                                   -----------    -----------      -----------         ---      ------------
Assets

     Property
       Electric                                               0             0              330       214,434            0
       Gas                                                    0             0                0             0            0
       Other                                                  0             0                0             0            0
       Accumulated Depreciation                               0             0               (7)       (3,916)           0
       Gas Exploration & Production, at cost                  0             20               0             0            0
       Accumulated Depletion                                  0             0                0             0            0

                                                   --------------------------------------------------------------------------
                                                              0             20             323       210,518            0
                                                   --------------------------------------------------------------------------

     Equity Investments and Other                     2,433,597        690,749               0             0            0
                                                   --------------------------------------------------------------------------

     Current Assets
       Cash & Temporary Cash Investments                  1,186          5,911            3,049         2,622            0
       Customer Accounts Receivables                          0              0                0             0            0
       Other Accounts Receivable                      2,246,663         26,883           49,624       164,917       88,996
       Allowance for Uncollectible Accounts                   0              0                0             0            0
       Special Deposits                                  50,674            403                0             0            0
       Gas in Storage, at average cost                        0              0                0             0            0
       Materials and Supplies, at average cost                0              0           21,652             0            0
       Other                                              1,731              0              614        13,524            0

                                                   --------------------------------------------------------------------------
                                                      2,300,254          3,197           74,939       181,063       88,996
                                                   --------------------------------------------------------------------------

     Deferred Charges

       Goodwill, net                                    164,138              0                0             0            0
       Income taxes                                     140,466          1,383              822        (3,998)      10,636
       Other                                             11,100         (7,557)             166             0          419

                                                   --------------------------------------------------------------------------
                                                        315,704         (6,174)             988        (3,998)      11,055
                                                   --------------------------------------------------------------------------

Total Assets                                          5,049,555        717,792           76,250       387,583      100,051
                                                   ==========================================================================



       KeySpan Corporation
       D/B/A KeySpan Energy
       Consolidating Balance Sheet
       December 31, 1999
       (In Thousands of Dollars)

                                                     KeySpan
                                                      Energy        Keyspan          KeySpan               KeySpan      KeySpan
                                                     Trading         Energy          Gas East             Corporate   Generation
                                                   Services LLC   Services LLC     Corporation           Services LLC     LLC
                                                   ------------   ------------     -----------           ------------     ---------

Assets

     Property
       Electric                                               0                0                0                   0   1,132,087
       Gas                                                    0                0        1,392,976                   0           0
       Other                                                  0                0                0             331,947           0
       Accumulated Depreciation                               0                0         (245,956)           (114,720)   (656,674)
       Gas Exploration & Production, at cost                  0                0                0                   0           0
       Accumulated Depletion                                  0                0                0                   0           0

                                                   -------------------------------------------------------------------------------
                                                              0                0        1,147,020             217,227     475,413
                                                   -------------------------------------------------------------------------------

     Equity Investments and Other                             0                0              557                 371         162
                                                   -----------------------------------------------------------------------------

     Current Assets
       Cash & Temporary Cash Investments                      0                0                0            (3,671)           0
       Customer Accounts Receivables                          0                0          122,889                0             0
       Other Accounts Receivable                         24,506          253,915          571,419         1,218,289      593,414
       Allowance for Uncollectible Accounts                   0                0           (5,310)                0            0
       Special Deposits                                       0                0               10            32,425            0
       Gas in Storage, at average cost                        0                0           72,741                 0            0
       Materials and Supplies, at average cost                0           15,224            5,507             3,319       22,092
       Other                                                  0           22,946            1,435             3,644       12,356

                                                   --------------------------------------------------------------------------------
                                                         24,506          292,085          768,691            1,254,006   627,862
                                                   --------------------------------------------------------------------------------

     Deferred Charges

       Goodwill, net                                          0                0                0                    0           0
       Income Taxes                                          89           23,116           (3,530)              32,716       3,870
       Other                                                (62)         230,992          180,115                2,310       4,129

                                                   --------------------------------------------------------------------------------
                                                             27          254,108          176,585               35,026       7,999
                                                   --------------------------------------------------------------------------------

Total Assets                                             24,533          546,193        2,092,853           1,506,630    1,111,436
                                                   ================================================================================


       KeySpan Corporation
       D/B/A KeySpan Energy
       Consolidating Balance Sheet
       December 31, 1999
       (In Thousands of Dollars)

                                                                                                    KeySpan
                                                   The Brooklyn   The Houston             GEI         Energy      KeySpan
                                                    Union Gas     Exploration         Development  Development   Services
                                                     Company        Company             Company      Company       Inc.
                                                     -------        -------             -------      -------       ----
Assets

     Property
       Electric                                            0                0             0            0           0
       Gas                                         2,056,408                0             0            0           0
       Other                                               0                0             0            0      37,928
       Accumulated Depreciation                     (563,864)               0             0            0      (4,030)
       Gas Exploration & Production, at cost               0        1,130,605             0       10,210           0
       Accumulated Depletion                               0         (520,489)            0            0           0

                                                   ---------------------------------------------------------------------
                                                   1,492,544          610,116             0       10,210      33,898
                                                   ---------------------------------------------------------------------

     Equity Investments and Other                     54,289          217,616             0      298,163      13,393
                                                   ---------------------------------------------------------------------

     Current Assets
       Cash & Temporary Cash Investments              70,068           15,502         4,237        8,028       8,988
       Customer Accounts Receivables                 180,590                0             0            0      80,358
       Other Accounts Receivable                      32,272           44,427           633        1,820       3,453
       Allowance for Uncollectible Accounts          (14,984)               0             0            0           0
       Special Deposits                                9,798                0             0            0           0
       Gas in Storage, at average cost                71,515                0             0            0           0
       Materials and Supplies, at average cost        12,306              969             0            0       3,744
       Other                                          22,402            3,885             0          577       1,474

                                                   ---------------------------------------------------------------------
                                                     383,967           64,783         4,870       10,425      98,017
                                                   ----------------------------------------------------------------------------

     Deferred Charges

       Goodwill, net                                       0                0             0       48,333      41,770
       Income Taxes                                        0                0         1,438           51       5,156
       Other                                         265,255            3,583             0       74,689       4,646

                                                   --------------------------------------------------------------------
                                                     265,255            3,583         1,438      123,073      51,572
                                                   --------------------------------------------------------------------

   Total Assets                                    2,196,055          896,098         6,308      441,871     196,880
                                                   ====================================================================



       KeySpan Corporation
       D/B/A KeySpan Energy
       Consolidating Balance Sheet
       December 31, 1999
       (In Thousands of Dollars)


                                                     Keyspan
                                                   Exploration     Northeast         KeySpan         KeySpan
                                                       and        Transmission       Natural        Operating
                                                    Production      Company         Fuels LLC     Services LLC
                                                   ----------      -------         ---------     ------------

Assets

     Property
       Electric                                              0              0                0             0
       Gas                                                   0              0                0             0
       Other                                                 0              0                0         5,782
       Accumulated Depreciation                              0              0                0          (120)
       Gas Exploration & Production, at cost            35,630              0            1,360             0
       Accumulated Depletion                                 0              0                0             0

                                                  -----------------------------------------------------------
                                                        35,630              0            1,360         5,662
                                                  -----------------------------------------------------------

     Equity Investments and Other                            0         44,083                0             0
                                                  -----------------------------------------------------------

     Current Assets
       Cash & Temporary Cash Investments                     0          9,114               31           611
       Customer Accounts Receivables                    11,017         (1,017)            (503)            0
       Other Accounts Receivable                             0              0                0         6,222
       Allowance for Uncollectible Accounts                  0              0                0             0
       Special Deposits                                      0              0                0             0
       Gas in Storage, at average cost                       0              0                0             0
       Materials and Supplies, at average cost               0              0                0             0
       Other                                                 0              0                0             0

                                                  -----------------------------------------------------------
                                                        11,017          8,097             (472)        6,833
                                                  -----------------------------------------------------------

     Deferred Charges

       Goodwill, net                                         0          1,537                0             0
       Income Taxes                                          0              0                0             0
       Other                                                 0              0                0            54

                                                  -----------------------------------------------------------
                                                             0          1,537                0            54
                                                  -----------------------------------------------------------

Total Assets                                            46,647         53,717              888        12,549
                                                  ===========================================================


       KeySpan Corporation
       D/B/A KeySpan Energy
       Consolidating Balance Sheet
       December 31, 1999
       (In Thousands of Dollars)


                                                     KeySpan        Keyspan
                                                    Northeast        Energy      Reclassifications
                                                   Ventures LLC    Supply LLC    & Elimination's       Consolidated
                                                   ----------------------------------------------------------------

Assets

     Property
       Electric                                               0                0                0       1346851
       Gas                                                    0                0                0     3,449,384
       Other                                                  0                0                0       375,657
       Accumulated Depreciation                               0                0                0    (1,589,287)
       Gas Exploration & Production, at cost                 91                0                0     1,177,916
       Accumulated Depletion                                (20)               0                0      (520,509)

                                                   -------------------------------------------------------------
                                                             71                0                0     4,240,012
                                                   -------------------------------------------------------------

     Equity Investments and Other                             0                0       (3,361,249)      391,731
                                                   -------------------------------------------------------------

     Current Assets
       Cash & Temporary Cash Investments                  2,589              337                0       128,602
       Customer Accounts Receivables                          9                0           26,483       419,826
       Other Accounts Receivable                              0              718       (5,087,198)      240,973
       Allowance for Uncollectible Accounts                   0                0                0       (20,294)
       Special Deposits                                       0                0          (32,447)       60,863
       Gas in Storage, at average cost                        0                0                0       144,256
       Materials and Supplies, at average cost                0                0                0        84,813
       Other                                                170                0           14,156        98,914

                                                   -------------------------------------------------------------
                                                          2,768            1,055       (5,079,006)    1,157,953
                                                   -------------------------------------------------------------

     Deferred Charges

       Goodwill, net                                          0                0                0       255,778
       Income Taxes                                           0                0         (212,215)            0
       Other                                              1,605              (23)         (86,204)      685,217

                                                   -------------------------------------------------------------
                                                          1,605              (23)        (298,419)      940,995
                                                   -------------------------------------------------------------

Total Assets                                              4,444            1,032       (8,738,674)    6,730,691
                                                   =============================================================

       KeySpan Corporation
       D/B/A KeySpan Energy
       Consolidating Balance Sheet
       December 31, 1999
       (In Thousands of Dollars)


                                                                    KeySpan                                       KeySpan
                                                     Keyspan         Energy         Ravenswood     Ravenswood     Utility
                                                   Corporation    Corporation      Service Co.         INC      Services LLC
                                                   -----------    -----------      -----------         ---      ------------


     Capitalization
       Common Stock                                   2,974,278          717,966            2,340       207,549       (2,206)
       Retained Earnings                                355,309         (295,614)              72        47,394        4,952
       Accumulated Foreign Currency Adjustment                0                0                0             0            0
       Treasury Stock Purchased                        (722,959)               0                0             0            0
                                                   --------------------------------------------------------------------------
            Total Common Shareholders Equity          2,606,628          422,352            2,412       254,943        2,746
       Preferred Stock                                  447,339                0                0             0            0
       Long-Term Debt                                   626,901                0                0             0       10,126

                                                   --------------------------------------------------------------------------
     Total Capitalization                             3,680,868          422,352            2,412       254,943       12,872
                                                   --------------------------------------------------------------------------

     Current Liabilities
       Notes Payable                                    214,938                0                0             0            0
       Current Redemption of Preferred Stock                  0                0                0             0            0
       Accounts Payable and Accrued Expenses            701,436          294,653           73,661       123,669       86,535
       Dividends Payable                                 60,901              403                0             0            0
       Taxes Accrued                                      9,045              237              170          (132)           0
       Customer Deposits                                      0                0                0             0            0
       Interest Accrued                                  11,036                0                0             0            0

                                                   --------------------------------------------------------------------------
                                                        997,356          295,293           73,831       123,537       86,535
                                                   --------------------------------------------------------------------------

     Deferred Credits and Other Liabilities
       Regulatory Liabilities                                 0                0                0             0            0
       Deferred Federal Income Tax                            0                0                7         3,675            0
       Postretirement Benefits & Other Reserves         323,424              147                0         5,428          644
       Other                                             48,746                0                0             0            0

                                                   --------------------------------------------------------------------------
                                                        372,170              147                7         9,103          644
                                                   --------------------------------------------------------------------------

     Minority Interest in Subsidiary Companies             (837)               0                0             0            0
                                                   --------------------------------------------------------------------------

Total Capitalization and Liabilities                  5,049,557          717,792           76,250       387,583      100,051
                                                   ==========================================================================

       KeySpan Corporation
       D/B/A KeySpan Energy
       Consolidating Balance Sheet
       December 31, 1999
       (In Thousands of Dollars)
                                                     KeySpan
                                                      Energy        Keyspan          KeySpan               KeySpan      KeySpan
                                                     Trading         Energy          Gas East             Corporate   Generation
                                                   Services LLC   Services LLC     Corporation           Services LLC     LLC
                                                   ------------   ------------     -----------           ------------     ---


     Capitalization
       Common Stock                                       7,444           23,652          657,862          136,251     192,064
       Retained Earnings                                  4,791            3,253           (4,788)           5,404      37,769
       Accumulated Foreign Currency Adjustment                0                0                0                0           0
       Treasury Stock Purchased                               0                0                0                0           0
                                                   ----------------------------------------------------------------------------
            Total Common Shareholders Equity             12,235           26,905          653,074          141,655     229,833
       Preferred Stock                                        0                0                0                0           0
       Long-Term Debt                                     4,857           39,467          572,904          246,723     319,991

                                                   ----------------------------------------------------------------------------
     Total Capitalization                                17,092           66,372        1,225,978          388,378     549,824
                                                   ----------------------------------------------------------------------------

     Current Liabilities
       Notes Payable                                          0                0                0                0           0
       Current Redemption of Preferred Stock                  0                0                0                0           0
       Accounts Payable and Accrued Expenses              7,365          465,897          681,808        1,098,155     532,668
       Dividends Payable                                      0                0                0                0           0
       Taxes Accrued                                          0               13            5,005             (940)     22,291
       Customer Deposits                                      0                0            3,925                0           0
       Interest Accrued                                       0                0              (80)               0         271

                                                   ----------------------------------------------------------------------------
                                                          7,365          465,910          690,658        1,097,215     555,230
                                                   ----------------------------------------------------------------------------

     Deferred Credits and Other Liabilities
       Regulatory Liabilities                                 0                0           20,888                0           0
       Deferred Federal Income Tax                            0              634           73,433           13,958         894
       Postretirement Benefits & Other Reserves              76           13,267           81,828            4,471       5,489
       Other                                                  0               10               68            2,608          (1)

                                                   ----------------------------------------------------------------------------
                                                             76           13,911          176,217           21,037       6,382
                                                   ----------------------------------------------------------------------------

     Minority Interest in Subsidiary Companies                0                0                0                0           0
                                                   ----------------------------------------------------------------------------

Total Capitalization and Liabilities                     24,533          546,193        2,092,853        1,506,630   1,111,436
                                                   ============================================================================

       KeySpan Corporation
       D/B/A KeySpan Energy
       Consolidating Balance Sheet
       December 31, 1999
       (In Thousands of Dollars)

                                                                                                    KeySpan
                                                   The Brooklyn   The Houston            GEI         Energy      KeySpan
                                                    Union Gas     Exploration        Development  Development   Services
                                                     Company        Company            Company      Company       Inc.
                                                     -------        -------            -------      -------       --------
     Capitalization
       Common Stock                                     468,747          366,154           14,943      329,921     128,325
       Retained Earnings                                403,959          (22,867)         (14,688)       7,620     (16,678)
       Accumulated Foreign Currency Adjustment                0                0                0        7,714           0
       Treasury Stock Purchased                               0                0                0            0           0
                                                   ------------------------------------------------------------------------
            Total Common Shareholders Equity            872,706          343,287              255      345,255     111,647
       Preferred Stock                                        0                0                0            0           0
       Long-Term Debt                                   647,271          281,000                0       86,405           0

                                                   ------------------------------------------------------------------------
     Total Capitalization                             1,519,977          624,287              255      431,660     111,647
                                                   ------------------------------------------------------------------------

     Current Liabilities
       Notes Payable                                          0           80,000                0            0           0
       Current Redemption of Preferred Stock                  0                0                0            0           0
       Accounts Payable and Accrued Expenses            263,412           56,004            6,028        9,762      77,233
       Dividends Payable                                      2                0                0            0           0
       Taxes Accrued                                     22,420                0               25            0         997
       Customer Deposits                                 26,113                0                0           76       1,731
       Interest Accrued                                   9,102                0                0          337           0

                                                   ------------------------------------------------------------------------
                                                        321,049          136,004            6,053       10,175      79,961
                                                   ------------------------------------------------------------------------

     Deferred Credits and Other Liabilities
       Regulatory Liabilities                             5,730                0                0            0           0
       Deferred Federal Income Tax                      275,372           57,179                0       (1,164)     (1,966)
       Postretirement Benefits & Other Reserves          65,600                0                0        1,200         176
       Other                                              8,327              153                0            0       7,062

                                                   ------------------------------------------------------------------------
                                                        355,029           57,332                0           36       5,272
                                                   ------------------------------------------------------------------------

     Minority Interest in Subsidiary Companies                0           78,475                0            0           0
                                                   ------------------------------------------------------------------------

Total Capitalization and Liabilities                  2,196,055          896,098            6,308      441,871     196,880
                                                   ========================================================================

       KeySpan Corporation
       D/B/A KeySpan Energy
       Consolidating Balance Sheet
       December 31, 1999
       (In Thousands of Dollars)

                                                    Keyspan
                                                   Exploration     Northeast         KeySpan         KeySpan
                                                       and        Transmission       Natural        Operating
                                                    Production      Company         Fuels LLC     Services LLC
                                                    ----------      -------         ---------     ------------
     Capitalization
       Common Stock                                      23,103           32,448            1,500         3,020
       Retained Earnings                                      0           12,178              672            63
       Accumulated Foreign Currency Adjustment                0                0                0             0
       Treasury Stock Purchased                               0                0                0             0
                                                   -------------------------------------------------------------
            Total Common Shareholders Equity             23,103           44,626            2,172         3,083
       Preferred Stock                                        0                0                0             0
       Long-Term Debt                                         0                0                0             0

                                                   -------------------------------------------------------------
     Total Capitalization                                23,103           44,626            2,172         3,083
                                                   -------------------------------------------------------------

     Current Liabilities
       Notes Payable                                          0                0                0             0
       Current Redemption of Preferred Stock                  0                0                0             0
       Accounts Payable and Accrued Expenses             12,527            2,325              300         9,277
       Dividends Payable                                      0                0                0             0
       Taxes Accrued                                          0           (1,245)               0            32
       Customer Deposits                                      0                0                0             0
       Interest Accrued                                       0                0                0             0

                                                   -------------------------------------------------------------
                                                         12,527            1,080              300         9,309
                                                   -------------------------------------------------------------

     Deferred Credits and Other Liabilities
       Regulatory Liabilities                                 0                0                0             0
       Deferred Federal Income Tax                       11,017            8,011           (1,584)            3
       Postretirement Benefits & Other Reserves               0                0                0             0
       Other                                                  0                0                0             0

                                                   -------------------------------------------------------------
                                                         11,017            8,011           (1,584)            3
                                                   -------------------------------------------------------------

     Minority Interest in Subsidiary Companies                0                0                0           154
                                                   -------------------------------------------------------------

Total Capitalization and Liabilities                     46,647           53,717              888        12,549
                                                   =============================================================

       KeySpan Corporation
       D/B/A KeySpan Energy
       Consolidating Balance Sheet
       December 31, 1999
       (In Thousands of Dollars)


                                                     KeySpan        Keyspan
                                                    Northeast        Energy      Reclassifications
                                                   Ventures LLC    Supply LLC    & Elimination's     Consolidated
                                                   --------------------------------------------------------------
     Capitalization
       Common Stock                                       1,997            1,501       (3,315,471)    2,973,388
       Retained Earnings                                  1,332             (759)         (72,494)      456,882
       Accumulated Foreign Currency Adjustment                0                0                0         7,714
       Treasury Stock Purchased                               0                0                0      (722,959)
                                                   -------------------------------------------------------------
            Total Common Shareholders Equity              3,329              742       (3,387,965)    2,715,025
       Preferred Stock                                        0                0         (363,000)       84,339
       Long-Term Debt                                         0                0       (1,152,943)    1,682,702

                                                   -------------------------------------------------------------
     Total Capitalization                                 3,329              742       (4,903,908)    4,482,066
                                                   -------------------------------------------------------------

     Current Liabilities
       Notes Payable                                          0                0          (86,638)      208,300
       Current Redemption of Preferred Stock                  0                0          363,000       363,000
       Accounts Payable and Accrued Expenses                508              344       (3,858,216)      645,347
       Dividends Payable                                      0                0                0        61,306
       Taxes Accrued                                         57              (54)          (7,484)       50,437
       Customer Deposits                                      0                0              (76)       31,769
       Interest Accrued                                       0                0            7,427        28,093

                                                   -------------------------------------------------------------
                                                            565              290       (3,581,987)    1,388,252
                                                   -------------------------------------------------------------

     Deferred Credits and Other Liabilities
       Regulatory Liabilities                                 0                0                0        26,618
       Deferred Federal Income Tax                          257                0         (253,496)      186,230
       Postretirement Benefits & Other Reserves               0                0             (147)      501,603
       Other                                                 23                0             (796)       66,200
                                                                               0
                                                   -------------------------------------------------------------
                                                            280                0         (254,439)      780,651
                                                   -------------------------------------------------------------

     Minority Interest in Subsidiary Companies              270                0            1,660        79,722
                                                   -------------------------------------------------------------

Total Capitalization and Liabilities                      4,444            1,032       (8,738,674)    6,730,691
                                                   =============================================================

     KeySpan Corporation
     D/B/A KeySpan Energy
     Consolidating Income Statement
     12 Months ended December 31, 1999
     (In Thousands of Dollars)

                                                                    KeySpan                                       KeySpan
                                                     KeySpan         Energy         Ravenswood     Ravenswood     Utility
                                                   Corporation    Corporation      Service Co.        Inc.      Services LLC
                                                   -----------    -----------      -----------        ----      ------------
REVENUES
     Gas Distribution                                         0                0                0             0            0
     Gas Exploration & Production                             0                0                0             0            0
     Electric Service                                         0                0                0       145,020            0
     Energy Related Services and Other                    1,928                0           23,066             0       33,508

                                                   --------------------------------------------------------------------------
     Total Revenues                                       1,928                0           23,066       145,020       33,508
                                                   --------------------------------------------------------------------------

OPERATING EXPENSES
     Purchased Gas                                            0                0                0             0            0
     Fuel and Purchased Power                                 0                0            5,924        11,544            0
     Operations and Maintenance                          37,323             (258)          16,528        37,841       33,618
     Depreciation, Depletion and Amortization             4,185                0                7         4,344            0
     Operating Taxes                                        909              258              473        19,159          227
                                                   --------------------------------------------------------------------------
     Total Operating Expenses                            42,417                0           22,932        72,888       33,845
                                                   --------------------------------------------------------------------------

OPERATING INCOME                                        (40,489)               0              134        72,132         (337)
                                                   --------------------------------------------------------------------------

OTHER INCOME AND DEDUCTIONS
     Interest and Other, net                            179,419            9,612                8           508          956
     Minority Interest                                   (2,059)               0                0             0            0
                                                   --------------------------------------------------------------------------
     Total Other Income and (Deductions)                177,360            9,612                8           508          956
                                                   --------------------------------------------------------------------------



INCOME (LOSS) BEFORE INTEREST CHARGES AND INCOME TAXES  136,871            9,612              142        72,640          619

INTEREST CHARGES                                         74,929                0               23             0          756

INCOME TAXES (CREDIT)                                   (12,951)            (387)              47        25,246         (118)
                                                   --------------------------------------------------------------------------

NET INCOME (LOSS)                                        74,893            9,999               72        47,394          (19)

Preferred Stock  Dividend Requirements                   34,752                0                0             0            0
                                                   --------------------------------------------------------------------------

EARNINGS (LOSS) FOR COMMON STOCK                         40,141            9,999               72        47,394          (19)
                                                   ==========================================================================

     KeySpan Corporation
     D/B/A KeySpan Energy
     Consolidating Income Statement
     12 Months ended December 31, 1999
     (In Thousands of Dollars)
                                                     KeySpan
                                                      Energy        KeySpan          KeySpan         KeySpan      KeySpan
                                                     Trading         Energy          Gas East       Corporate    Generation
                                                   Services LLC   Services LLC     Corporation    Services LLC      LLC
                                                   ------------   ------------     -----------    ------------      ---
REVENUES
     Gas Distribution                                         0                0          637,091             0            0
     Gas Exploration & Production                             0                0                0             0            0
     Electric Service                                     8,430          398,303                0             0      303,161
     Energy Related Services and Other                        0            2,308            3,614       198,245       15,303

                                                   --------------------------------------------------------------------------
     Total Revenues                                       8,430          400,611          640,705       198,245      318,464
                                                   --------------------------------------------------------------------------

OPERATING EXPENSES
     Purchased Gas                                            0                0          284,924             0            0
     Fuel and Purchased Power                               753                0                0             0            0
     Operations and Maintenance                           1,296          368,414          124,925       134,688      122,432
     Depreciation, Depletion and Amortization                 0                0           32,804        23,014       39,983
     Operating Taxes                                        501            7,605           83,636        11,983      106,483
                                                   --------------------------------------------------------------------------
     Total Operating Expenses                             2,550          376,019          526,289       169,685      268,898
                                                   --------------------------------------------------------------------------

OPERATING INCOME                                          5,880           24,592          114,416        28,560       49,566
                                                   --------------------------------------------------------------------------

OTHER INCOME AND DEDUCTIONS
     Interest and Other, net                                107           (7,930)             895        13,271       (1,357)
     Minority Interest                                        0                0                0             0            0
                                                   --------------------------------------------------------------------------
     Total Other Income and (Deductions)                    107           (7,930)             895        13,271       (1,357)
                                                   --------------------------------------------------------------------------



INCOME (LOSS) BEFORE INTEREST CHARGES AND INCOME TAXES    5,987           16,662          115,311        41,831       48,209

INTEREST CHARGES                                            363            2,941           50,488        15,880       20,123

INCOME TAXES (CREDIT)                                     2,058            8,467           23,301         5,853        7,232
                                                   --------------------------------------------------------------------------

NET INCOME (LOSS)                                         3,566            5,254           41,522        20,098       20,854

Preferred Stock  Dividend Requirements                        0                0                0             0            0
                                                   --------------------------------------------------------------------------

EARNINGS (LOSS) FOR COMMON STOCK                          3,566            5,254           41,522        20,098       20,854
                                                   ==========================================================================

     KeySpan Corporation
     D/B/A KeySpan Energy
     Consolidating Income Statement
     12 Months ended December 31, 1999
     (In Thousands of Dollars)
                                                                                                     KeySpan
                                                   The Brooklyn   The Houston          GEI           Energy       KeySpan
                                                    Union Gas     Exploration      Development     Development    Services
                                                     Company        Company          Company         Company        Inc.
                                                     -------        -------          -------         -------        ----
REVENUES
     Gas Distribution                                 1,116,041                0                0             0            0
     Gas Exploration & Production                             0          150,581                0             0            0
     Electric Service                                         0                0                0             0            0
     Energy Related Services and Other                        0                0                0           688      185,357

                                                   --------------------------------------------------------------------------
     Total Revenues                                   1,116,041          150,581                0           688      185,357
                                                   --------------------------------------------------------------------------

OPERATING EXPENSES
     Purchased Gas                                      417,120                0                0             0       42,388
     Fuel and Purchased Power                                 0                0                0             0            0
     Operations and Maintenance                         290,051           27,662                0         7,560      144,010
     Depreciation, Depletion and Amortization            70,196           74,051                0         1,099        3,548
     Operating Taxes                                    140,163              338                0             8            0
                                                   --------------------------------------------------------------------------
     Total Operating Expenses                           917,530          102,051                0         8,667      189,946
                                                   --------------------------------------------------------------------------

OPERATING INCOME                                        198,511           48,530                0        (7,979)      (4,589)
                                                   --------------------------------------------------------------------------

OTHER INCOME AND DEDUCTIONS
     Interest and Other, net                             25,532            1,162              995        13,254          684
     Minority Interest                                        0           (8,865)               0             0            0
                                                   --------------------------------------------------------------------------
     Total Other Income and (Deductions)                 25,532           (7,703)             995        13,254          684
                                                   --------------------------------------------------------------------------



INCOME(LOSS) BEFORE INTEREST CHARGES AND INCOME TAXES   224,043           40,827              995         5,275       (3,905)

INTEREST CHARGES                                         34,270           13,307                0         3,726            0

INCOME TAXES (CREDIT)                                    60,125           11,748                0           (14)      (1,143)
                                                   --------------------------------------------------------------------------

NET INCOME (LOSS)                                       129,648           15,772              995         1,563       (2,762)

Preferred Stock  Dividend Requirements                        0                0                0             0            0
                                                   --------------------------------------------------------------------------

EARNINGS (LOSS) FOR COMMON STOCK                        129,648           15,772              995         1,563       (2,762)
                                                   ==========================================================================

     KeySpan Corporation
     D/B/A KeySpan Energy
     Consolidating Income Statement
     12 Months ended December 31, 1999
     (In Thousands of Dollars)
                                                     Keyspan
                                                   Exploration     Northeast         KeySpan         KeySpan
                                                       and        Transmission       Natural        Operating
                                                    Production      Company         Fuels LLC     Services LLC
                                                    ----------      -------         ---------     ------------
REVENUES
     Gas Distribution                                       0                0                0             0
     Gas Exploration & Production                           0                0                0             0
     Electric Service                                       0                0                0         7,188
     Energy Related Services and Other                      0                0                0             0

                                                   -----------------------------------------------------------
     Total Revenues                                         0                0                0         7,188
                                                   -----------------------------------------------------------

OPERATING EXPENSES
     Purchased Gas                                          0                0                0             0
     Fuel and Purchased Power                               0                0                0             0
     Operations and Maintenance                             0                0                0         7,066
     Depreciation, Depletion and Amortization               0                0                0             0
     Operating Taxes                                        0                0                0             0
                                                   -----------------------------------------------------------
     Total Operating Expenses                               0                0                0         7,066
                                                   -----------------------------------------------------------

OPERATING INCOME                                            0                0                0           122
                                                   -----------------------------------------------------------

OTHER INCOME AND DEDUCTIONS
     Interest and Other, net                                0            5,118               78            70
     Minority Interest                                      0                0                0           (94)
                                                   -----------------------------------------------------------
     Total Other Income and (Deductions)                    0            5,118               78           (24)
                                                   -----------------------------------------------------------



INCOME (LOSS) BEFORE INTEREST CHARGES AND  INCOME TAXES       0            5,118               78            98

INTEREST CHARGES                                              0                0                0             0

INCOME TAXES (CREDIT)                                         0                0                0            35
                                                   -------------------------------------------------------------

NET INCOME (LOSS)                                             0            5,118               78            63

Preferred Stock  Dividend Requirements                        0                0                0             0
                                                   -------------------------------------------------------------

EARNINGS (LOSS) FOR COMMON STOCK                              0            5,118               78            63
                                                   =============================================================

     KeySpan Corporation
     D/B/A KeySpan Energy
     Consolidating Income Statement
     12 Months ended December 31, 1999
     (In Thousands of Dollars)

                                                     KeySpan        KeySpan
                                                    Northeast        Energy      Reclassifications
                                                   Ventures LLC    Supply LLC    & Elimination's        Consolidated
                                                   ------------    ----------    ---------------        ------------
REVENUES
     Gas Distribution                                         0                0                0     1,753,132
     Gas Exploration & Production                             0                0                0       150,581
     Electric Service                                         0              815           (1,335)      861,582
     Energy Related Services and Other                    2,101                0         (276,800)      189,318

                                                   -------------------------------------------------------------
     Total Revenues                                       2,101              815         (278,135)    2,954,613
                                                   -------------------------------------------------------------

OPERATING EXPENSES
     Purchased Gas                                            0                0                0       744,432
     Fuel and Purchased Power                                 0                0             (969)       17,252
     Operations and Maintenance                             697            1,818         (264,505)    1,091,166
     Depreciation, Depletion and Amortization               209                0                0       253,440
     Operating Taxes                                          0                3           (5,592)      366,154
                                                   -------------------------------------------------------------
     Total Operating Expenses                               906            1,821         (271,066)    2,472,444
                                                   -------------------------------------------------------------

OPERATING INCOME                                          1,195           (1,006)          (7,069)      482,169
                                                   -------------------------------------------------------------

OTHER INCOME AND DEDUCTIONS
     Interest and Other, net                                 35               24         (193,804)       48,637
     Minority Interest                                     (123)               0                0       (11,141)
                                                   -------------------------------------------------------------
     Total Other Income and (Deductions)                    (88)              24         (193,804)       37,496
                                                   -------------------------------------------------------------



INCOME(LOSS) BEFORE INTEREST CHARGES AND INCOME TAXES     1,107             (982)        (200,873)      519,665

INTEREST CHARGES                                              0                0          (92,114)      124,692

INCOME TAXES (CREDIT)                                       395             (343)           6,811       136,362
                                                   -------------------------------------------------------------

NET INCOME (LOSS)                                           712             (639)        (115,570)      258,611

Preferred Stock  Dividend Requirements                        0                0                0        34,752
                                                   -------------------------------------------------------------

EARNINGS (LOSS) FOR COMMON STOCK                            712             (639)        (115,570)      223,859
                                                   =============================================================

       KeySpan Corporation
       D/B/A KeySpan Energy
       Consolidating Earnings Reinvestment Statement
       Twelve Months ended December 31, 1999
       (In Thousands of Dollars)
                                                                    Keyspan                                       KeySpan
                                                     Keyspan         Energy         Ravenswood     Ravenswood     Utility
                                                   Corporation    Corporation       Service Co        Inc.      Services LLC
                                                   -----------    -----------       ----------        ----      ------------
       Earnings Reinvested at Beginning of Period       565,356          420,772             0             0        4,971

       Net Income ( Loss)                                74,893            9,999            72        47,394          (19)

                                                   -----------------------------------------------------------------------
                                                        640,249          430,771            72        47,394        4,952

       Dividends Declared on Common Stock              (255,274)        (726,385)            0             0            0

       Dividends Declared on Preferred Stock            (34,752)               0             0             0            0

       Other, Includes Redemption of Preferred Stock      5,086                0             0             0            0


                                                   -----------------------------------------------------------------------
       Earnings Reinvested at End of Period             355,309         (295,614)           72        47,394        4,952
                                                   =======================================================================

       KeySpan Corporation
       D/B/A KeySpan Energy
       Consolidating Earnings Reinvestment Statement
       Twelve Months ended December 31, 1999
       (In Thousands of Dollars)

                                                    KeySpan
                                                      Energy        KeySpan          KeySpan         KeySpan      KeySpan
                                                     Trading         Energy          Gas East       Corporate    Generation
                                                   Services LLC   Services LLC     Corporation    Services LLC      LLC
                                                   ------------   ------------     -----------    ------------      ---
       Earnings Reinvested at Beginning of Period         1,225           (2,005)         (45,785)      (14,694)      15,594

       Net Income ( Loss)                                 3,566            5,254           41,522        20,098       20,854

                                                   --------------------------------------------------------------------------
                                                          4,791            3,249           (4,263)        5,404       36,448

       Dividends Declared on Common Stock                     0                0                0             0            0

       Dividends Declared on Preferred Stock                  0                0                0             0            0

       Other, Includes Redemption of Preferred Stock          0                4             (525)            0        1,321


                                                   --------------------------------------------------------------------------
       Earnings Reinvested at End of Period               4,791            3,253           (4,788)        5,404       37,769
                                                   ==========================================================================

       KeySpan Corporation
       D/B/A KeySpan Energy
       Consolidating Earnings Reinvestment Statement
       Twelve Months ended December 31, 1999
       (In Thousands of Dollars)

                                                                                                     KeySpan
                                                   The Brooklyn   The Houston          GEI           Energy       KeySpan
                                                    Union Gas     Exploration      Development     Development    Services
                                                     Company        Company          Company         Company        Inc.
                                                     -------        -------          -------         -------        ----
       Earnings Reinvested at Beginning of Period       484,250          (38,639)         (15,683)        6,057      (13,916)

       Net Income ( Loss)                               129,648           15,772              995         1,563       (2,762)

                                                   --------------------------------------------------------------------------
                                                        613,898          (22,867)         (14,688)        7,620      (16,678)

       Dividends Declared on Common Stock              (209,939)               0                0             0            0

       Dividends Declared on Preferred Stock                  0                0                0             0            0

       Other, Includes Redemption of Preferred Stock          0                0                0             0            0


                                                   --------------------------------------------------------------------------
       Earnings Reinvested at End of Period             403,959          (22,867)         (14,688)        7,620      (16,678)
                                                   ==========================================================================

       KeySpan Corporation
       D/B/A KeySpan Energy
       Consolidating Earnings Reinvestment Statement
       Twelve Months ended December 31, 1999
       (In Thousands of Dollars)
                                                     Keyspan
                                                   Exploration     Northeast         KeySpan         Keyspan      KeySpan
                                                       and        Transmission       Natural        Operating    Northeast
                                                    Production      Company         Fuels LLC     Services LLC  Ventures LLC
                                                    ----------      -------         ---------     ------------  ------------
       Earnings Reinvested at Beginning of Period             0            7,060              594             0          620

       Net Income ( Loss)                                     0            5,118               78            63          712

                                                   --------------------------------------------------------------------------
                                                              0           12,178              672            63        1,332

       Dividends Declared on Common Stock                     0                0                0             0            0

       Dividends Declared on Preferred Stock                  0                0                0             0            0

       Other, Includes Redemption of Preferred Stock          0                0                0             0            0


                                                   --------------------------------------------------------------------------
       Earnings Reinvested at End of Period                   0           12,178              672            63        1,332
                                                   ==========================================================================

       KeySpan Corporation
       D/B/A KeySpan Energy
       Consolidating Earnings Reinvestment Statement
       Twelve Months ended December 31, 1999
       (In Thousands of Dollars)
                                                      KeySpan
                                                      Energy    Reclassifications
                                                    Supply LLC  & Elimination's        Consolidated
                                                    ----------  ---------------        ------------
       Earnings Reinvested at Beginning of Period          (120)        (901,469)         474,188

       Net Income ( Loss)                                  (639)        (115,570)         258,611

                                                   -----------------------------------------------
                                                           (759)      (1,017,039)         732,799

       Dividends Declared on Common Stock                     0          945,347         (246,251)

       Dividends Declared on Preferred Stock                  0                0          (34,752)

       Other, Includes Redemption of Preferred Stock          0             (800)           5,086


                                                   -----------------------------------------------
       Earnings Reinvested at End of Period                (759)         (72,492)         456,882
                                                   ===============================================

                   KeySpan Corporation d/b/a KeySpan Energy
                Notes to the Consolidating Financial Statements


The financial statements of KeySpan Energy Development Corporation include the assets, liabilities, results of operations and changes in reinvested earnings of the following companies:

      KeySpan International Corporation KeySpan CI Ltd.
            Phoenix Natural Gas Limited
            Premier Transco Limited
            KeySpan U.K. Limited
           KeySpan CI II Ltd.
            Grupo KeySpan S. de R.L. de C.V.
                FINSA Energeticos, S. de R.L. de C.V.
      GEI Timna, Inc.
      GTM Energy LLC
      KeySpan Cross Bay, LLC
      Honeoye Storage Corporation
      Solex Production, Ltd.
      KeySpan Midstream, LLC
          KeySpan CI Midstream Ltd.
            KeySpan Luxembourg S.A.R.L.
                    Nicodoma Beheer V.B.V.
                    KeySpan Midstream Finance Co.
                        KeySpan Energy Development
                              KeySpan Energy Canada Ltd.
                              GMS Facilities Ltd.
                              Gulf Midstream Services Ltd.
                              Gulf Midstream Services Partnership

The financial statements of KeySpan Services, Inc. (also referred to as KeySpan Energy Marketing Group) include the assets, liabilities, results of operations and changes in reinvested earnings of the following companies:

      KeySpan Communications Corp.
      KeySpan Energy Management, Inc.
          KeySpan Engineering Associates, Inc.
          R. D. Mortman, LLC
      KeySpan Energy Solutions, LLC
          KeySpan Plumbing Solutions, Inc.
      KeySpan Energy Services, Inc.
      Fritze KeySpan, LLC
      Delta KeySpan Inc.
      Active Conditioning Corp.

The financial statements of KeySpan North East Ventures, Inc. include the assets, liabilities, results of operations and changes in reinvested earnings of Northeast Gas Markets, LLC.

The financial statements of the Houston Exploration Company include the assets, liabilities, results of operations and changes in reinvested earnings of Seneca-Upshur Petroleum, Inc. and THEC Holdings Corp.

The financial statements of North East Transmission Company, Inc. includes the equity investments in Iroquois Gas Transmission System, L.P.

                       EXHIBIT B. Financial Data Schedule

         If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

                           Item No.                  Caption Heading

                                1                    Total Assets
                                2                    Total Operating Revenues
                                3                    Net Income

                            SEE EXHIBIT 27 ANNEXED HERETO

                                  EXHIBIT C

      An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.




                                 KEYSPAN ENERGY
                                 MARCH 31, 2000

                             ----------------------
                               KeySpan Energy
                             ----------------------
                         |                          |

             ----------------------      -----------------------
                     KEC                   KeySpan Ravenswood
             ----------------------      -----------------------
                      |
                -------------
                    KEDC
                -------------
                      |
                -------------
                   KeySpan
                International
                 Corporation
                -------------
           |                    |
    -----------          ------------
    KeySpan CI           KeySpan CI II
    -----------          ------------
  |       |       |           |
-------  -------  -------    -------
KeySpan  Phoenix  Premier    GRUPO
UK       (24.5%)  (24.5%)     (99%)
-------  -------  -------    -------
  |                             |
-------                      ------
Premier                      FINSA
(25.5%)                      (50%)
-------                      ------

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 31st day March, 2000.


                                             KEYSPAN CORPORATION
                                             d/b/a KEYSPAN ENERGY
                                             (Name of Claimant)



                                           By /s/ Ronald S. Jendras
                                           ------------------------

                                             Ronald S. Jendras
                                             Vice President, Controller &
                                             Chief Accounting Officer


CORPORATE SEAL
[Corporate Seal of KeySpan Corporation d/b/a KeySpan Energy Appears Here]





                                      Attest:   /s/ Robert R. Wieczorek
                                                -----------------------

                                                Robert R. Wieczorek
                                                Vice President, Secretary &
                                                Treasurer

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 31st day of March, 2000.


                                            KEYSPAN ENERGY CORPORATION
                                                 (Name of Claimant)



                                         By   /s/ Craig G. Matthews
                                              ---------------------

                                              Craig G. Matthews
                                           President and Chief Operating Officer



CORPORATE SEAL
[Corporate Seal of KeySpan Energy Corporation Appears Here]




                                     Attest:   /s/ Robert R. Wieczorek
                                               -----------------------

                                               Robert R. Wieczorek
                                               Vice President, Secretary &
                                               Treasurer

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


       Robert R. Wieczorek                 Vice President, Secretary & Treasurer
       -------------------                 -------------------------------------
               (Name)                                  (Title)


                 One MetroTech Center, Brooklyn, New York 11201
                 -----------------------------------------------
                                    (Address)